

March 15, 2007

Via Facsimile ((212) 259-2540) and U.S. Mail

Robert W. Murray Jr., Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10112

>   **Re: Liberty Media Corporation**
>   **Schedule TO-I filed March 7, 2007**
>   **SEC File No. 005-81951**

Dear Mr. Murray:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 8. Interest in Securities of the Subject Company

1.   Please include the disclosure under Item 8(b) in the offer document delivered to security holders.

Item 10. Financial Statements

2.   Please tell us, with a view toward revised disclosure, why you believe the financial statements required by this Item are not applicable to the current tender offer. Alternatively, revise your disclosure to include the financial statements

required by Item 10 of Schedule TO and advise us regarding how you intend to disseminate that information to security holders.

Offer to Purchase

3.   You appear to be offering to purchase up to a total of 8,849,500 shares of both Liberty Capital Series A and Series B common stock in one offer. This does not appear to meet the requirements of Item 4 of Schedule TO and Rule 1004 of Regulation M-A, which require you to state the total number of securities *of each class* that you are seeking in the offer. Please revise and advise us as to how you plan to insure that all shareholders have the required information for the full twenty business days the offer is open.

4.   With the previous comment in mind, tell us what consideration you have given to the applicability of Rule 13e-3 to this transaction.

Summary Term Sheet, page 1

5.   Refer to the last question and answer on page 4. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and throughout your offer document and the letter of transmittal.

Background and Purpose of the Tender Offer, page 10

6.   Please quantify the increase in proportional holdings of your officers and directors as a result of the tender offer (page 11).

Certain Conditions of the Tender Offer, page 17

7.   Please revise the heading of this section and the disclosure, as appropriate, to disclose *all* conditions to the offer.

8.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Interests of Directors and Executive Officers, page 22

9.   With respect to your disclosure at the bottom of page 25 and top of page 26, please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Certain U.S. Federal Income Tax Considerations, page 29

10.   We note the heading of this section and the first paragraph of your disclosure refer to "certain" of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

11.   Delete the reference in the legend at the end of this section to the discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions